MONITOR CAPITAL, LLC

Financial Statements
For the Year Ending December 31, 2021
In accordance with Rule 17A-5(d)



Summit LLC
Certified Public Accountants

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
67782

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING <u>January 1, 2021</u>　　AND ENDING <u>December 31, 2021</u>
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: <u>Monitor Capital LLC</u>

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer　　☐ Security-based swap dealer　　☐ Major security-based swap participant
　☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

<u>39 Miller Hill Woods Court</u>
　　　　　　　　　　　　　　　　　(No. and Street)

<u>Kent</u>	<u>New York</u>	<u>10512</u>
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

<u>Sakae Takushima</u>		<u>stakushima@monitorcap.com</u>
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

<u>Summitt LLC</u>
　　　　　　　　(Name – if individual, state last, first, and middle name)

<u>999 18th Street • Suite 3000</u>	<u>Denver</u>	<u>CO</u>	<u>80202</u>
(Address)	(City)	(State)	(Zip Code)

　　　　　　　　　　　　　　　　　　　　　　　　　　　5251

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
　accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
　CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Sakae Takushima, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Monitor Capital LLC, as of ~~December 31~~ Feb 16, 2 ~~021~~ 022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Managing Member

[signature] Debra E Clark

Notary Public

DEBRA E. CLARK
Notary Public, State of New York
ID No. 01CL6071733
Qualified in Dutchess County
My Commission Expires March 25, 2022

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Summit LLC

Certified Public Accountants

999 18th Street • Suite 3000

Denver, CO 80202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Directors and Members of
Monitor Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Monitor Capital LLC as of December 31, 2021, the related statements of income and loss, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Monitor Capital LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Monitor Capital LLC's management. Our responsibility is to express an opinion on Monitor Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Monitor Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed below has been subjected to audit procedures performed in conjunction with the audit of Monitor Capital LLC's financial statements.

- Schedule I, Computation of Net Capital Under SEC Rule 15c3-1.

- Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption).

- Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption).

The supplemental information is the responsibility of Monitor Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed above is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Monitor Capital LLC's auditor since 2010.

Summit llc

Denver, Colorado
February 11, 2022

MONITOR CAPITAL, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2021

ASSETS

Cash	99,347
Fee income receivables	54,776
Other assets	9,366
Total Assets	**$ 163,489**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	25,819
COMMITMENTS AND CONTINGENCIES (Notes 4, 5, 6)	
MEMBERS' EQUITY (Note 3):	
Members' interests	414,000
Accumulated deficit	(276,329)
Total members' equity	137,671
Total Liabilities and Members' Equity	**$ 163,489**

The Accompanying Notes are an integral part of these Financial Statements.   5

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Monitor Capital, LLC (the "Company") was incorporated as a limited liability company in the state of Connecticut on July 31, 2007. The Company's primary activity is marketing hedge funds and private equity funds (the "Funds") as a placement agent for accredited investors and institutions for third party fund managers. On April 10, 2008, the Company acquired the assets and liabilities, including certain agreements and leases, from Monitor Capital, Inc. The Company commenced operations in April of 2008 and registered with the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc. as broker-dealer on April 1, 2008. In July 2020 the Company registered as an Investment Advisor in the State of Connecticut as required by the CT Securities and Business Investments Division of the Department of Banking. Monitor Capital does not provide Investment Advisory advice however, the CT Department of Banking determined that the compensation structure of receiving a percentage of management and performance fees of an investment advisor, constitutes investment advisory in the State of CT. In January 2021, the Company closed the Connecticut office and moved their main office to Carmel, New York.

In January 2020, Seth Strickland retired from active participation and registration with the Company, and Finra granted the Company a waiver to qualify Two Registered Principals. The updated Membership Agreement with Finra, dated January 13, 2020, the Company represents that it will not claim exemption from the customer reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission. Further, the Company represents that it does not, and will not, hold customer funds or securities, and its business activities will remain, limited to private placements of securities.

Revenue Recognition

The Company has entered into placement agent agreements with various funds or fund managers. The Funds or Fund Managers pay the Company a portion of their quarterly management fee and a portion of the annual performance fees subsequent to the issuance of the quarter-end and year-end financials. The fee income is recorded on an accrual basis, estimating fees based on subsequent payments.

Income Taxes

The Company made an election to be taxed as a limited liability company under the Internal Revenue Code. Accordingly, there is no provision for federal income taxes included in the accompanying financial statements. The Company is subject to state income tax in the state of Connecticut. For the year ending December 31, 2020, no provision was made due to a net loss. The 2016 through 2020 tax years generally remain subject to examination by U. S. federal and most state tax authorities.

Depreciation

Fixed Assets including furniture, computer and office equipment and software equal $9,073, with accumulated depreciation of $9,073.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement

The Financial Accounting Standards Board issued FASB ASC 820 (Accounting Standards Codification 820, "Fair Value Measurements and Disclosures") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The company does not hold any positions besides cash as of December 31, 2021.

NOTE 2 - PRIVATE PLACEMENT ARRANGEMENTS

All investor capital is introduced to third party hedge funds and private equity funds on a fully-disclosed, third party basis. The agreements with the general partners and managing members of the Funds vary by agreement ranging from payouts between 5% and 20% of the fees charged to the investors from the Funds.

NOTE 3 - EXEMPTION, NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2020, the Company had net capital and net capital requirements of $73,528 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .19 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

The Company, under rule 15c3-3 is exempt from the customer reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer transactions.

NOTE 4 - COMMITMENTS

The Company does not lease office space or equipment.

The Company received a Payroll Protection Loan from Wells Fargo Bank on May 6, 2020 in the amount of $23,262. While the terms of the one-year loan expiring on May 6, 2021 include a Fixed Rate of 1%, the Company expects the loan to be fully forgiven under the terms and conditions of the Payroll Protection Program of the SBA. For purposes of Net Capital computation, the balance of the loan is excluded from the Company's Aggregate Indebtedness (AI) in the previous year and has been forgiven.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company has entered into private placement agreements with several investment managers. Currently, the Company receives a portion of the management fees and performance fees from three investment managers and may perform consulting services for managers. For the year ended December 31, 2021, the Company's revenue from each of the three agreements was 90% and 10%, respectively.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company's financial instruments, including cash, receivables, other assets and payables are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company introduces client investor accounts to various hedge funds and private equity funds (Fund or Funds), all of which are managed by third-party fund managers. Institutional investors that choose to invest in the Fund transact directly with the Fund/Fund Manager. The Company does not take discretionary control over any account or funds. The Funds, to which the Company introduces investors, pay the Company a portion of the management and performance fees received by the Fund. In the event the Company does not satisfy its placement agreement terms, the agreement may result in termination.

There exists an investment risk that revenues may be significantly influenced by market conditions, such as volatility, resulting in investor-placed funds losing value. If the markets should move against positions

NOTE 6 -   *FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES (continued)*

held by a Fund, and if the Fund is not able to offset such losses, the Fund could lose all of its assets and the introduced investors in the Fund could realize a loss. The Company would, therefore, lose management and performance fees associated with the introduced capital of the investor to the Fund.

The Company is subject to litigation and claims arising in the ordinary course of business. The Company accrues for such items when a liability is both probable and amount can be reasonably estimated. In the opinion of Management, the results of such pending litigation and claims will not have a material effect on the results of operations, the financial position or the cash flows of the Company. For the year ended and as of December 31, 2021, the Company is not involved in any legal actions, arbitration claims or guarantees that might result in a loss or future obligation.

COVID-19 has presented substantial risks to companies. Management continually assesses any risks related to COVID-19 and their impact on the operations of the Company. The Company has not identified any material impacts on operations.

NOTE 7 -   *SUBSEQUENT REVIEW*

The Company has performed an evaluation of subsequent events through February 11, 2022, which is the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.